Sub-item 77D
LMP Capital and Income Fund Inc. Announces Investment Policy Change

New York, NY, August 12, 2011 - LMP Capital and Income Fund Inc.
(NYSE: SCD) today announced a change to its investment policy guidelines. The Fund also announced that it will apply to the Internal Revenue Service for permission to change its fiscal year end to November 30th of each year.

At its recent meeting, the Board of Directors of the Fund approved management's recommendation to permit the Fund to invest up to 25% of its total assets in energy master limited partnerships ("MLPs").
In recommending this change, the Fund cited the attractive distributions currently offered by MLPs as well as the potential for growth in distributions. The Fund also cited their potential to provide capital appreciation over time. This change is consistent with the recently announced repositioning of the Fund's equity assets to include a broader range of higher-yielding securi-ties, the intent of which is to increase the level of income available from the Fund's equity investments. This change in the Fund's investment policies is effective immediately.

An investment in the Fund is subject to investment risk, including the possible loss of the entire amount that you invest. The value of the Fund's portfolio securities may move up or down, sometimes rapidly and unpre-dictably. At any point in time, your Common Stock may be worth less than your original investment.

Much of the benefit the Fund may derive from its investment in equity securities of MLPs is a result of MLPs generally being treated as partner-ships for U.S. federal income tax purposes. Partnerships do not pay U.S. federal income tax at the partnership level. Rather, each partner of a partnership, in computing its U.S. federal income tax liability, will include its allocable share of the partnership's income, gains, losses, deductions and expenses. A change in current tax law, or a change in the business of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The class-ification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for dis-tribution by the MLP and causing any such distributions received by the Fund to be taxed as dividend income to the extent of the MLP's current or accumulated earnings and profits. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such MLPs would be materially reduced, which could cause a substantial decline in the value of the Common Stock.

LMP Capital and Income Fund Inc. is a non-diversified, closed-end management investment company. Legg Mason Partners Fund Advisor,
LLC, a wholly owned subsidiary of Legg Mason, Inc., serves as the Fund's investment manager. The Fund is sub-advised by ClearBridge Advisors and Western Asset Management Company, affiliates of the investment manager.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund's web site at www.leggmason.com/cef.

Data and commentary provided in this press release are for informational purposes only. Legg Masonand its affiliates do not engage in selling shares of the Fund.

Contact: Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co. LLC, 1-212-857-8087